Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020-1001 United States of America T: +1 212 506 2500 F: +1 212 262 1910 www.mayerbrown.com
November 26, 2018 VIA EDGAR AND OVERNIGHT DELIVERY
Tonya Aldave J. Nolan McWilliams U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E Washington, D.C. 20549

Re:	Anchiano Therapeutics Ltd. Draft Registration Statement on Form F-1 Submitted on September 28, 2018 CIK No. 0001534248

Dear Ms. Aldave and Mr. McWilliams:

This letter is being furnished on behalf of Anchiano Therapeutics Ltd. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated October 25, 2018, to Frank G. Haluska, Chief Executive Officer of the Company, with respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

The text of the Staff's comments has been included in this letter below in bold and italics for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1. We have enclosed a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the Company’s initial submission of the Registration Statement.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities and Exchange Commission
November 26, 2018

Prospectus Summary, page 1

1.	Please revise throughout the prospectus to remove any implication that your product candidates are more likely than others to receive FDA approval or explain to us why these statements are appropriate given the stage of your product candidates. We note by way of example statements on page 1 regarding your belief “that the regulatory pathway to approval for commercialization and wide distribution of our product is a straightforward extension of the clinical trial program we have accomplished to date”; your belief “that the prospects for regulatory approval are significantly improved by the unmet need of the patient population…”; and your assertions here and in the Business section that your proposed clinical development plan “will support approval.”

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 1, 2, 7, 57, 58, 60 and 72 to remove and/or qualify such statements.

2.	Please revise throughout to remove any inference regarding the safety and efficacy of your product candidates. Given that the determination of a product’s safety and efficacy is solely within the FDA’s authority and your product candidates have not yet completed clinical trials, these inferences are not appropriate. We note by way of example statements here regarding the potential “therapeutic efficacy” of your product candidates; your belief that “inodiftagene can demonstrate efficacy and safety against early stage bladder cancer…”; and your statement on page 56 that “the potential for efficacy is optimized without attendant risk of significant adverse effects for the patient…”

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 1, 2, 5, 6, 57, 58, 60 and 68 to remove such statements.

3.	Please disclose in what countries your six clinical trials were conducted.

The Company acknowledges the Staff’s comment and revised the Registration Statement on pages 2-3 and 58 to disclose the countries in which its six clinical trials were conducted.

U.S. Securities and Exchange Commission
November 26, 2018

4.	We note your disclosure in the first paragraph on page 2 and in the Business section that the results of your trials “compare favorably with historical outcomes.” Please tell us whether you conducted studies of inodiftagene on a head to head basis. If not, please remove this comparison from your disclosure or tell us why you believe this comparison is appropriate. Please also explain how the results of your trials compare favorably “with regulatory guidance in this field.”

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 2, 5 and 57 to remove such statements.

5.	Please substantiate your statement in the second paragraph on page 2 that “[b]oth of these studies have been reviewed by the FDA and other international regulatory bodies, who have stated that either or both will support regulatory approval.” Please also describe the FDA review process and how this relates to the broader FDA approval process.

The Company acknowledges the Staff’s comment. In order to address the concerns, the Company has revised the Registration Statement in order to provide more detail regarding the basis for the claims made regarding FDA and international regulatory body support for the Company’s study designs as supporting, subject to the study findings and other factors, regulatory approvals. The Company has also revised the Registration Statement on pages 69-70 to describe the FDA review process for the Company’s product candidate and how it relates to the broader FDA approval process.

Our Pipeline, page 2

6.	Please add columns in your pipeline here and on page 54 to show all phases of the FDA approval process.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 2 and 58 to add columns to the Company’s pipeline to show all phases of the FDA approval process.

Our Growth Strategy, page 6

7.	We note your disclosure that “[r]egulatory agencies in the European Union and Canada have also reviewed our pivotal program, and concurred that our trials will support approval.” Please disclose whether any of your product candidates have already received approval in the European Union and Canada. In addition, please delete the statement that you “believe that regulatory approval will follow from the studies meeting their primary endpoints.”

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 7 and 72 to disclose that, to date, the Company’s product candidate has not received approval in the European Union and Canada, and has revised the Registration Statement on pages 7 and 72 to delete the statement “[W]e believe that regulatory approval will follow from the studies meeting their primary endpoints.”

U.S. Securities and Exchange Commission
November 26, 2018

Implications of Being an Emerging Growth Company, page 8

8.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been presented to potential investors in reliance on Section 5(d) of the Securities Act.

Risk Factors, If serious adverse or undesirable side effects are identified, page 17

9.	Please disclose the serious adverse events experienced by the patients in the trial.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 18 to disclose the serious adverse events.

Use of Proceeds, page 38

10.	We note your disclosure that you intend to use the proceeds of this offering to further the development of your pipeline projects, general research and development and for general corporate purposes. Please specify how far in the development of your pipeline projects you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and will revise the “Use of Proceeds” section of the Registration Statement once the Company and the underwriters have an offering range identified.

Business, We have positive FDA input on our pivotal development program, page 57

11.	We note your disclosure regarding obtaining special protocol assessment from the FDA. Please balance your disclosure in this section by stating that the existence of an SPA agreement does not guarantee that your trial results will be adequate to support approval.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 3-4, 61 and 69 accordingly.

U.S. Securities and Exchange Commission
November 26, 2018

Inodiftagene Clinical Trial Experience, page 59

12.	Please disclose and quantify all adverse effects and severe adverse effects referenced on page 60, in the Phase 1/2 Study on page 62, and in the Phase 2 study on page 63.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 64, 66, 67 and 68 to disclose the serious adverse events that occurred in such studies.

Government Regulation, Special Protocol Assessment, page 73

13.	Please clarify that the SPA agreement does not imply that FDA has reviewed or concurs with protocol details that do not affect approvability or guarantee that a marketing application will be filed or approved, even if the trial is conducted in accordance with the protocol.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 3-4, 61 and 69 to clarify that the SPA agreement does not guarantee that the Company’s clinical trial results will be adequate to support approval.

Notes to the Consolidated Financial Statements
NOTE 2 - BASIS OF PREPARATION
A. Statement of compliance, page F-9

14.	We note that you do not indicate here whether the financial statements comply with IFRS as issued by the IASB. Please tell us, and revise your disclosure here to clarify this fact.

The Company respectfully informs the Staff that the financial statements comply with IFRS as issued by the IASB, and has revised its disclosure in Note 2.A. on page F-9 of the Registration Statement to state that the financial statements comply with IFRS as issued by the IASB.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES
I. Grants for participation in research and development expenses, page F-13

15.	With regard to the grants from the Israel Innovation Authority (IIA), please tell us why these amounts are accounted for as forgivable loans according to IAS 20. Cite the relevant stipulations that indicate that such grants can be waived. In your response, specifically tell us whether the intellectual property underlying the research and development (R&D) supported by these grant must be transferred to the IIA or other government agency if you abandon the R&D or otherwise cannot generate product or licensing revenues from the R&D.

U.S. Securities and Exchange Commission
November 26, 2018

The Company respectfully advises the Staff that the Israel Innovation Authority (the “IIA”), formerly known as The Office of the Chief Scientist – (OCS), is an institute of the Israeli government, which provides Israeli entities with grants for research and development efforts. The Company has determined based on International Accounting Standard (“IAS”) 20 that the Company’s grants from the IIA should be accounted for as forgivable loans.

IAS 20.10 states that a forgivable loan from the government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.

KPMG’s Insights into IFRS states in par.4.3.20.10 that “a government may extend a loan that will be forgiven if certain prescribed conditions are met (a forgivable loan). A forgivable loan is treated as a government grant only when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan. Otherwise, the loan is recognised as a liability. Careful analysis of all facts and circumstances is required to determine whether cash received from a government meets the definition of a forgivable loan under IAS 20.”

The specific terms with respect to the Company’s IIA grants include the following elements:

•	The Company is committed to pay royalties to the IIA based on proceeds from future sales of products, if any, developed by way of research and development funded by the IIA grants. Royalties to be paid will be computed at the rate of 3% to 5% of the aggregate proceeds from sales of such products, up to an amount equal to 100% of such grants.

•	Israeli law requires that products developed with government funding be manufactured in Israel, unless the IIA approves otherwise.

•	Under the terms of the grants, there is no requirement to transfer the intellectual property underlying the R&D to the IIA or other government agency if the Company abandons the R&D or otherwise cannot generate product or licensing revenues from the R&D.

Further to the conditions of the IIA grants described above, the Company concluded that the IIA grants meet the definition of a forgivable loan under IAS 20 because there is reasonable assurance that it will meet the terms for forgiveness under such grants:

•	The IIA grants meet the definition of a forgivable loan because the terms of the grants provide for circumstances where repayment would be waived (i.e., forgiven), without any other form of settlement. The Company is only required to repay the IIA if it commercializes a product using the R&D funded by the grants. If the Company does not exploit and commercialize the results of its IIA-funded R&D, the Company is not required to transfer the underlying intellectual property to the IIA or any other governmental agency. The underlying intellectual property is instead considered the property of the Company. Therefore, if the Company abandons the intellectual property and does not generate any sales in the future, there is no settlement in cash or by any other means such as transferring rights of the intellectual property (i.e., the government’s rights are waived and the Company’s liability to the IIA under the grants is waived in full).

U.S. Securities and Exchange Commission
November 26, 2018

•	If the Company were to commercialize a product using intellectual property developed by IIA grant-funded R&D, the Company would be required to repay the IIA through royalties from sales generated by such product. However, based on both the early stage of the Company’s product development and on the fact that there is no reasonable assurance the Company will obtain FDA approval for its product candidate, the Company does not expect to generate revenues in the foreseeable future. Hence, there is reasonable assurance that the Company will meet the terms for forgiveness of the loan attached to the grants as the grants will not be settled by cash, or by any other means (such as transferring of intellectual property rights, as described above).

The Company would also respectfully advise the Staff that such grants are very common in Israel and the accounting for such grants as forgivable loans may be specifically found in many listed filings on the Tel Aviv Stock Exchange, as well as in many filings of Israeli companies listed as foreign private issuers in the United States.

In addition, the Company believes that the accounting treatment is generally accepted, and notes that, for example, a publication of Ernst & Young – iGAAP 2018 chapter 26 discusses the matter in Sub chapter 3.3 regarding the initial recognition and measurement of grants as follows:

“3.3 Forgivable loans

A forgivable loan from government, the repayment of which will be waived under certain prescribed conditions, [IAS 20.3], is to be treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan. [IAS 20.10].

Example 26.1: Government grant by way of forgivable loan

An entity participate in a government sponsored research and development program under which it is entitled to receive a government grant of 50% of the costs incurred. The government grant is interest-bearing and fully repayable based on a percentage (‘royalty’) of the sales revenue of any products development. Although the repayment period is not limited, no repayment is required if there are no sales of the products.

U.S. Securities and Exchange Commission
November 26, 2018

The entity should account for this type of government grant as follows:

-	Initially recognize the government grant as a forgivable loan;
-	Apply the principles underlying the effective interest rate method in subsequent periods, which would involve estimating the amount and timing of future cash flows;
-	Review at each balance sheet date whether there is reasonable assurance that the entity will meet the terms for forgiveness of the loan. If this is the case then derecognise part or all of the liability initially recorded with a corresponding profit in the income statement; and
-	If the entity subsequently revised its estimates of future sales upwards, it recognizes a liability for any amount previously included in profit and recognises a corresponding loss in the income statement.

However, an arrangement only meets the definition of a forgivable loan if its terms provide for circumstances where repayment would be waived (i.e. forgiven), without any other form of settlement. In Example 26.1 above, the entity either repays some or all of the loan if the project generates any sales or, in the event that no sales are made, its liability is waived in full, with no further recourse to the government. In May 2016, the Interpretations Committee concluded on a request to clarify whether cash received to help an entity finance a research and development project would be treated as a forgivable loan in the following specific circumstances:

-	the loan was repayable only if the entity decided to exploit and commercialise the results of the research phase of the project;

-	otherwise, the loan was not repayable in cash but instead the entity was required to transfer to the government the rights to the research.

The Interpretations Committee noted that, in this arrangement, the cash received did not meet the definition of a forgivable loan under IAS 20, because the government did not undertake to waive repayment of the loan but instead required settlement in cash or by the transfer of rights to the research. In other words, the entity could only avoid repayment by settling a non-financial obligation (to hand over the rights to the research). This requirement confirms the status of the cash receipt as a financial liability under IAS 32 – Financial Instruments: Presentation. [IAS 32.20(a)]. The Committee also noted that the financial liability should be measured under IFRS 9 or IAS 39 as appropriate. Any difference between the cash receipt and the fair value of the liability would need to be accounted for under IAS 20 as discussed at 3.4 below. The Interpretations Committee decided not to add this issue to its agenda on the basis that existing standards provide an adequate basis of accounting.”

U.S. Securities and Exchange Commission
November 26, 2018

Consequently, the Company recorded the IIA grants against the related research and development expenses in the statements of comprehensive loss, and a liability was not recorded in the Company’s financial statements in line with IAS 20.10. The Company believes that it has accounted for the grants in line with the standard and believes that the treatment is consistent with accepted practice as evidenced by the guidance and publications cited above.

Condensed Consolidated Interim Financial Statements:

Notes to the Condensed Consolidated Interim Financial Statements

NOTE 4 - SIGNIFICANT EVENTS DURING THE REPORT PERIOD, page F-39

16.	With respect to C. and F., please disclose the inputs used to value the shares and options discussed in these sub-notes. Additionally, please disclose how you accounted for these transactions.

In response to the Staff’s comment, the Company has revised Note 4 on page F-40 of the Registration Statement to disclose the inputs used to value the shares and options and to include reference to the accounting treatment in the annual financial statements. The fair value at the grant date of the options was estimated using the Black and Scholes option pricing model.

Parameters used to measure fair value at the grant date of the share-based option plans:

	Grant to officers	Grant to the CEO
Fair value at the grant date	$0.3 million	$1.7 million
Parameters included in the fair value calculation:
Share price at the grant date	$4.02	$3.61
Exercise price	$4.00	$3.67
Expected volatility	68.3% - 71.8%	56.3%
Expected life of the option	5.5 - 7 years	Up to 11/2023
Risk-free interest rate	2.63% - 2.74%	2.7%
Rate of expected dividends	-	-

Expected volatility is based on historical fluctuations of the price of the Company’s shares. The expected life of the options was based on management’s estimate of the period that the employees will hold the options, taking into consideration their position in the Company and the Company’s experience regarding termination of employment. The risk-free interest rate was determined based on yields of U.S. Treasury Notes with time to maturity equal to the expected life of the options.

The total expense recognized as a salary expense in the nine- and three-month period ended September 30, 2018 amounted to approximately $1.1 million and $0.2 million, respectively.

For further information as to the accounting treatment, see Note 3.G. (4) and Note 16.B. to the annual financial statements as of December 31, 2017.

U.S. Securities and Exchange Commission
November 26, 2018

The Company respectfully advises the Staff that the main inputs used to value the options are explained in the Company’s annual financial statements as of December 31, 2017 in Note 9.D. on page F-22 of the Registration Statement.

Furthermore, the Company respectfully advises the Staff that the accounting treatment for share options granted to employees during the nine-month period ended September 30, 2018 is similar to the accounting treatment of the options disclosed in Note 3.G. (4) to the annual financial statements as of December 31, 2017 on page F-13 of the Registration Statement, and Note 16.B. to the annual financial statements as of December 31, 2017 on page F-30 of the Registration Statement, which includes disclosure of the options to the CEO.

17.	With respect to E., please clarify for us, and in your disclosure, the nature of the “additional rights” granted the investors and your accounting therefor.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page F-41 to clarify the nature of the additional rights granted to investors. The Company respectfully advises the Staff that the additional rights granted to the investors, as stated in the Share Purchase Agreement, are as follows:

•	The investors received certain rights that expire upon a public offering of the Company’s securities in the United States that yields net proceeds to the Company of at least $30,000,000. Since these rights are expected to terminate upon consummation of the offering contemplated by the Registration Statement, they were not disclosed in detail. These rights are:

o	the appointment of the Company’s Industry Director requires consultation with (but not approval of) the lead investor;

o	for as long as the lead investor and its affiliates hold at least 3% of the Company’s ordinary shares on a fully-diluted basis, the lead investor will have the right to appoint an observer to the Company’s board of directors;

o	Clal Biotechnology Industries Ltd., which was the controlling shareholder of the Company prior to the investment by the investors, granted the investors certain co-sale rights; the Company is not a party to this agreement, except to the extent that it agreed to pay certain expenses that may be incurred in implementing the provisions of the co-sale agreement; and

o	The investors received customary registration rights.

U.S. Securities and Exchange Commission
November 26, 2018

The Company advises the Staff that the additional rights stated above have no accounting implications on the financial statements.

Part II

Item 8. Exhibits and Financial Statement Schedules, page II-4

18.	Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you:

•	2017 Share Option Plan disclosed on page 92;
•	employment agreements with your executive officers disclosed on page 95; and
•	clinical research agreement with Syneos Health disclosed on pages 50 and F-32.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 98 to amend the name of the 2017 Share Option Plan to “2017 Equity-Based Incentive Plan,” which was filed as Exhibit 10.8 to the Registration Statement.

The Company respectfully advises the Staff that the employment agreements disclosed on page 95 are not required to be filed given the Company’s status as a foreign private issuer. Pursuant to 17 C.F.R. §29.601(b)(10)(iii)(C)(5), compensatory plans, contracts and arrangements of a foreign private issuer need not be filed if the registrant furnishes the information required under 17 C.F.R. §229.402(a)(1) and the public filing of such plans, contracts and arrangements, or portions thereof, are not required in the registrant’s home country or are not otherwise publicly disclosed. The Company directs the Staff to pages 91-92 of the Registration Statement where it discloses the compensation paid to directors and officers in the last full financial year and any arrangements involving the employees in the capital of the Company including issues or grants of options, pursuant to 17 C.F.R. §229.402(a)(1). Additionally, the Company respectfully advises the Staff that it is not required to publicly file its employment agreements under its home country laws, and the Company has not otherwise publicly disclosed such agreements.

The Company has filed with Amendment No. 1 its Master Services Agreement with INC Research, LLC (now Syneos Health) dated October 25, 2017 as Exhibit 10.5.

* * *

U.S. Securities and Exchange Commission
November 26, 2018

If you have any questions regarding the foregoing, feel free to contact Anna Pinedo at (212) 506-2275 or Ali Perry at (212) 506-2608. Thank you for your assistance.

Sincerely,

Anna Pinedo
Mayer Brown LLP

cc:	Ali Perry Mayer Brown LLP

Frank G. Haluska
Anchiano Therapeutics Ltd.